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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT RESOURCES INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE PLACE
(No. and Street)

PEABODY	MA	01960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES PHILLIPS — (800) 846-3276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT RESOURCES INVESTMENT CORPORATION, as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PATRICK P. McGINN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 13, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RETIREMENT RESOURCES INVESTMENT CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2009

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Retirement Resources Investment Corporation
Peabody, Massachusetts

I have audited the accompanying statement of financial condition of Retirement Resources Investment Corporation (the Company) as of June 30, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Resources Investment Corporation as of June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 12, 2009

RETIREMENT RESOURCES INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 36,444
Receivables from broker-dealers and clearing organizations	8,178
Other receivables	3,043
Prepaid expenses	1,794
Deposit with clearing organization	15,000
Other deposits	10,000
Furniture and equipment at cost, less, accumulated depreciation of $21,880	1,408
Investment account	88,794
Total assets	$ 164,661

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 8,130
Sub-lease deposit	1,645
Total liabilities	9,775
Stockholder's equity:	
Common stock, no par value, shares authorized 200,000; 10,000 issued and outstanding shares	1,000
Additional paid-in capital	55,880
Retained earnings	98,006
Total stockholder's equity	154,886
Total stockholder's equity and liabilities	$ 164,661

The accompanying notes are an integral part of these financial statements.

RETIREMENT RESOURCES INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated in Massachusetts on April 15, 1999. It serves as a broker/dealer in securities and provides retirement services to its clients. Related commission revenue and expenses are recorded on a trade date basis.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2009, depreciation expense was $1,608.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses.

NOTE 3- 401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The contributions to the plan were $11,773 for the year ended June 30, 2009.

NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $131,083 at June 30, 2009, this exceeded required net capital of $5,000 by $126,083. The ratio of aggregate indebtedness to net capital at June 30, 2009 was 7.5%.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. Approximate future minimum lease payment of all non-cancelable operating leases for the next year is as follows:

2010	31,450
Total	$ 31,450

Rent expense for the office space for the fiscal year 2009 was $32,561.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

RETIREMENT RESOURCES INVESTMENT CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2009

SCHEDULE I

RETIREMENT RESOURCES INVESTMENT CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2009

Total ownership equity from statement of financial condition	$ 154,886
Total nonallowable assets from statement of financial condition	(22,027)
Net capital before haircuts on securities positions	132,859
Haircuts on securities	(1,776)
Net capital	$ 131,083
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 9,775
Total aggregate indebtedness	$ 9,775
Percentage of aggregate indebtedness to net capital	7.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 652
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 126,083
Excess net capital at 1000%	$ 130,106

RETIREMENT RESOURCES INVESTMENT CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT JUNE 30, 2009

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2009	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT June 30, 2009
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 151,304	$ 3,582	$ 154,886
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	16,910	5,117	22,027
Haircuts on securities	1,776	-	1,776
Total deductions	18,686	5,117	23,803
Net capital	$ 132,618	$ (1,535)	$ 131,083